Exhibit 99.1

Ballard Announces Order From Wrightbus For 15 Fuel Cell Modules to Power Aberdeen Buses

VANCOUVER, July 24, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced a purchase order from Wrightbus (www.wrightsgroup.com), a leading bus OEM and Ballard partner headquartered in Northern Ireland, for 15 FCveloCity®-HD 85-kilowatt fuel cell modules to power buses for deployment in Aberdeen, Scotland under the Joint Initiative For Hydrogen Vehicles Across Europe ("JIVE") funding program.

The Wrightbus double-decker StreetDeck (CNW Group/Ballard Power Systems Inc.)

The 15 two deck, zero-emission StreetDeck fuel cell electric buses (FCEBs) are 10.9 meters (36 feet) long and can carry up to 64 passengers. These buses share the same chassis with a battery electric version, but avoid the need for long battery recharging time, instead being refueled with hydrogen in less than 10 minutes. All the Ballard modules in this order are expected to ship by end-2019 and the buses are expected to be deployed with First Aberdeen transit agency by end-2020.

"We are very pleased to provide additional fuel cell power modules to Wrightbus for the Aberdeen deployment, in addition to those recently ordered for buses to be deployed in London," said Rob Campbell, Ballard Chief Commercial Officer. "To this point Ballard has announced a total of 80 fuel cell modules ordered to power buses under the JIVE program, to operate in two German cities, in Pau, France, in London and now in Aberdeen, Scotland."

David Barnett, Business Development Director for Wrightbus noted, "The [StreetDeck] vehicle offers pioneering cities, like Aberdeen, the opportunity to replace diesel buses with zero-emission buses on a one-to-one basis."

David Phillips, Operations Director for First Aberdeen added, "We are delighted to be the first bus company to operate these unique new Wrightbus hydrogen-powered double-decker buses for the city of Aberdeen. It is a pleasure to continue our partnership with Aberdeen City Council on this innovative project and we applaud the council in its continued support of the hydrogen bus technology. We look forward to operating these new vehicles."

In addition to the 80 buses that Ballard has already announced it will power under the JIVE program, earlier generation Ballard fuel cell modules have been powering a fleet of 10 FCEBs for Aberdeen City Council over the past several years, already recording 1-million miles of revenue service. The modules have demonstrated a high level of performance together with unsurpassed durability. With the deployment of more FCEBs, Aberdeen is reinforcing its reputation as a center of excellence for hydrogen and fuel cell technologies.

This project is funded by Aberdeen City Council, the European Union's Fuel Cells and Hydrogen Joint Undertaking (FCH JU) under the JIVE program, and the Government of Scotland. The JIVE funding program is intended to pave the way to commercialization of FCEBs by coordinating procurement activities to unlock economies-of-scale and reduce costs as well as supporting new hydrogen refueling stations. The JIVE funding program targets a total deployment of 291 fuel cell buses in more than 20 European cities.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 24-JUL-19